Client One Securities, LLC
Notes to Financial Statements
December 31, 2015

Note 1: General and Summary of Significant Accounting Policies

General

Client One Securities, LLC (the Company) is a wholly owned subsidiary of Creative One Marketing Corporation, formerly known as Creative Marketing International Corporation. We are a registered broker-dealer in securities under the Securities and Exchange act of 1934, a member of the Financial Industry Regulatory Authority, and the Securities Investor Protection Corporation. We are engaged in the sale of shares of mutual funds, including open-end investment companies, registered variable annuity contracts and flexible life policies. We also collect management fees as a Registered Investment Advisor (RIA).

Summary of Significant Accounting Policies

Commission receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Advertising costs are expensed as incurred.

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

We are disregarded as a separate taxable entity. Consequently, liability for income tax expense is the responsibility of our owner.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

We have evaluated all new accounting pronouncements as of the date these financial standards were issued and determined that none have or will have a material impact on the financial statements or disclosures.

Note 2 – Net Capital Requirement

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a

daily basis. At December 31, 2015, we had net capital of $333,631 and were $283,631 in excess of its required net capital of $50,000.

Note 3 – Related Party Transactions

We rent our facilities from our parent company and we paid $26,945 in rent during 2015.

Note 4 – Fair Value Measurements

ASC Topic 820-10 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). At December 31, 2015 we had no fair value measurements.

Note 5-Concentrations and Credit Risk

We are engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is our policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Commitments and Contingencies

We have no commitments or contingencies at December 31, 2015.

Note 7 – Subsequent events

We have evaluated all subsequent events through February 25, 2016, the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.